Confidential Treatment Requested by
Zarlink Semiconductor Inc.
VIA EDGAR SUBMISSION

FOIA Confidential Treatment Requested by Zarlink Semiconductor Inc. for certain portions of this letter due to business confidentiality, pursuant to Rule 83.

May 10, 2010

Mr. Kevin L. Vaughn
Accounting, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Zarlink Semiconductor Inc.
Form 20-F for fiscal year ended March 27, 2009
Filed June 4, 2009
File No. 1 08139

Dear Mr. Vaughn,

This letter is provided in response to your comment letter dated April 29, 2010, regarding the above-referenced filing.   We appreciate the Staff’s comment, and to assist your review we have retyped the text of the comment in bold below.   Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff and the redactions are denoted in the EDGAR version by bracketed periods (“[…]”).

Form 20-F for fiscal year ended March 27, 2009

Item 18, Financial Statements, page 59

Note 2, Accounting Policies, page 67

1.
We note your response to prior comment 5.   Please provide us additional information regarding your analysis of the similar economic characteristics of the four operating segments.   Specifically, discuss in greater detail what you mean when you state that “the gross margins…have been and are continuing to converge towards 50%."

The information below provides additional detail to support the conclusion that the Company’s four operating segments have “similar long-term gross margins”, as required by the FASB’s aggregation criteria (ASC 280-10-50-11).    At the same time, we will clarify the meaning of our comment that “the gross margins for all four operating segments have been and are continuing to converge towards 50%”.   This information supports Zarlink’s analysis of the similar economic characteristics of the four operating segments, when assessed in conjunction with the information provided in our letter to the Commission dated March 26, 2010.

As mentioned, a rolling gross margin analysis over 12 quarters was completed to ensure the Company assessed “long-term” margins as stipulated in ASC 280.    As part of this request for additional information regarding the Company’s analysis of similar economic characteristics of the four operating segments, a gross margin comparison of the operating segments is presented below.    The table displays margin results for fiscal 2009, and compares them to fiscal 2010 (unaudited), and budget for fiscal 2011 (approved by management).  This information was extracted from reports used by Kirk Mandy the Company’s CEO and CODM.

[…]

As part of our analysis, we look to the guidance of ASC 280-10-50-11, and further guidance in ASC 280-10-55-7A/35/36, which stipulates that companies consider operating segments to be similar “if they can be expected to have essentially the same future prospects”, and that one-off fluctuations in performance measures can be disregarded if understood and reoccurrences are not anticipated.  Accordingly, the rolling analysis used at March 27, 2009 excluded analyzing results from fiscal 2008 due to the significant product integration activity following the Legerity acquisition that year.  The following paragraphs discuss margin results for each year analyzed, and the two anomalies highlighted in the table above.

For the 52 weeks ended March 27, 2009 the gross margins by segment were within a 5% spread, and plus/minus 3% of the consolidated Zarlink result of 48%, excluding our Medical Products Group.    The Medical Products Group introduced a new line of medical RF products in fiscal 2009.   As is normal for the semiconductor industry, margins on this product line were temporarily low until the production ramp-up was complete and normal yields could be achieved.   Fiscal 2010 results for the Medical Products Group show a return to normal, with a gross margin of […], similar to the consolidated Zarlink result of […].

For the 52 weeks ended March 26, 2010, the gross margins by segment were within a 4% spread, and plus/minus 2% of the consolidated Zarlink result of […], excluding our Custom and Other Products Group.  In fiscal 2010, the Custom and Other results included one significant last-time buy contract with a customer.   The margin on this contract was […], significantly higher than the Group typically experiences.   When this last time buy contract is excluded from the Custom and Other results, the margin for fiscal 2010 is […], similar to the other operating segments.  Also, budgeted 2011 results for the Custom and Other Products Group indicate a return to normal margins at […], very similar to the budgeted consolidated Zarlink result of […].

Confidential Treatment Requested by
Zarlink Semiconductor Inc.

Therefore, the results shown above support our conclusion that the segments experience similar long-term gross margins.

Our statement that gross margins “have been, and are continuing to converge towards 50%”, was a reference to Zarlink’s internal margin target in fiscal 2009 for all four operating segments.  In fiscal 2009, 50% was the budgeted margin Zarlink was looking to achieve; therefore it formed part of the Company’s regular review of the operating segments as a key performance indicator.    A pattern of convergence (as opposed to divergence) is evidence the Company’s internal objectives are being realized, and for external financial reporting purposes acts as support that the Company’s gross margins will remain “similar in the long-term”.   ASC 280-10-55-7B also indicates the importance of considering future prospects for similar margins over and above assessing only current year results.

The similar gross margins experienced in fiscal 2009 were evaluated together with the trend towards convergence the Company anticipated in fiscal 2010.  Furthermore, we expect the margins to remain similar in the long-term, as evidenced by our fiscal 2011 budget.  Together, this data supports management’s opinion that Zarlink operating segments are experiencing “similar long-term gross margins” (ASC 280-10-50-11).

*   *   *   *   *

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended March 27, 2009 (the “filing”);
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope you will find this letter responsive to your comments.  Should you have any additional comments or questions, please feel free to contact me at (613) 270-7200, or by fax at (613) 592-5470.

Sincerely,

/s/ Andre Levasseur
      Andre Levasseur
      Senior Vice-President of Finance
       and Chief Financial Officer

cc:  Kirk K. Mandy, President and Chief Executive Officer, Zarlink
Don McIntyre, Company Secretary, Zarlink
Renato Pontello, VP Legal and General Counsel, Zarlink
Steven Webster, Corporate Controller, Zarlink
Audit Committee of the Board of Directors, Zarlink
Deloitte & Touche LLP
Sonnenschein Nath & Rosenthal LLP